(d)(6)(iii)
Second Amendment to Sub-Advisory Agreement of May 28, 2003 between
ING Investments, LLC and Julius Baer Investment Management LLC
     This Second Amendment is effective as of May 31, 2007 and amends the Sub-Advisory Agreement (the “Agreement”) dated May 28, 2003 between ING Investments, LLC, an Arizona limited liability company (the “Manager”) and Julius Baer Investment Management LLC, a Delaware limited liability corporation (the “Sub-Adviser”).
WITNESSETH
     Whereas, the parties desire to amend the Agreement and agree that the Amendment will be effective as of May 31, 2007.
NOW, THEREFORE, the parties agree as follows:
     1. The following language is added to Paragraph 16 entitled “Exclusivity”:
     Sub-Adviser may provide international equity advisory services to the BB&T International Equity Fund provided such fund is not directly marketed or sold through external broker-dealers and provided that such fund is only used for clients of BB&T. In the event the BB&T Fund is directly marketed or sold resulting in JBIM’s potential material breach, Manager will provide Sub-Adviser written notice of potential breach and provide Sub-Adviser 30 days in which to cure such potential breach. In the event the potential breach is not cured, Sub-Adviser will be provided 120 days in which to terminate the Sub-Advisory contract with BB&T.

ING Investments, LLC

By:	/s/ Todd Modic

Todd Modic Senior Vice President

Julius Baer Investment Management LLC

By:	/s/ Tony Williams

Tony Williams
Managing Director

By:	/s/ Hendricus F. Bocxe

Hendricus F. Bocxe
Senior Vice President